UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 333-221916

Corporacion América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), the largest private sector airport concession operator in the world by number of airports, announces that its subsidiary Aeropuertos Argentina 2000 S.A. (“AA2000”) announced today the commencement of an offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.875% Senior Secured Notes due 2027 issued on February 6, 2017 and its outstanding 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 issued on May 20, 2020 for newly issued 8.500% Class I Series 2021 Additional Senior Secured Notes due 2031. The Exchange Offer is part of AA2000’s plan to increase the efficiency of its capital structure, refinance a material portion of its outstanding indebtedness and improve its liquidity and cash flow in light of the impact of the COVID-19 pandemic.

A copy of the press release issued by AA2000 in connection with the Exchange Offer is attached hereto as Exhibit 99.1. We are also including as Exhibit 99.2 a copy of a traffic report, prepared by an independent traffic consultant in connection with the Exchange Offer, with respect to AA2000’s market overview and traffic forecast. The projections and forecasts included in such traffic report shall not be regarded as a representation or warranty by the Company or AA2000 with respect to the accuracy of such projections or the underlying assumptions of the projected results.

Patricio Iñaki Esnaola

Head of Investor Relations

Email: patricio.esnaola@caairports.com

Phone: +54 11 4852 6716

Exhibits

Exhibit No.	Description
99.1	Press release dated September 28, 2021 - AEROPUERTOS ARGENTINA 2000 S.A. ANNOUNCES EXCHANGE OFFER AND CONSENT SOLICITATION FOR ITS 6.875% SENIOR SECURED NOTES DUE 2027(SERIES 2017 NOTES), (CUSIP: 00786P AC8 / P0092M AE3; ISIN: US00786PAC86 /USP0092MAE32), AND 6.875% CASH/9.375% PIK CLASS I SERIES 2020 ADDITIONAL SENIOR SECURED NOTES DUE 2027 (SERIES 2020 NOTES), (CUSIP: 00786P AD6 / P0092M AF0; ISIN: US00786PAD69 /USP0092MAF07).
99.2	Independent Traffic Report – Market Overview and Traffic Forecast Aeropuertos Argentina 2000 Network.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Head of Legal

By:	/s/ Jorge Arruda
Name:	Jorge Arruda
Title:	Chief Financial Officer

Date: September 28, 2021